Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2014 and 2013

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (the Company) for the three months ended March 31, 2014, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the year ended December 31, 2013. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the US. This MD&A provides information for the three months ended March 31, 2014.

EXECUTIVE SUMMARY

We are wholly owned by the Province of Ontario (Province), and our transmission and distribution businesses are regulated by the Ontario Energy Board (OEB). Our mission and vision reflects the unique role we play in the economy of the Province and as a provider of critical infrastructure to all our customers. We strive to be an innovative and trusted company, delivering electricity safely, reliably and efficiently to create value for our customers. We operate as a commercial enterprise with an independent Board of Directors. Our strategic plan is driven by our values: health and safety; excellence; stewardship; and innovation. Safety is of utmost importance to us because we work in an environment that can be hazardous. We take our responsibility as stewards of critical provincial assets seriously. We demonstrate sound stewardship by managing our assets in a manner that is commercial, transparent and which values our customers. We strive for excellence by being trained, prepared and equipped to deliver high-quality service. We value innovation because it allows us to increase our productivity and develop enhanced methods to meet the needs of our customers.

We have eight strategic objectives that drive the fulfillment of our mission and vision and ensure we remain focused on achieving our corporate goal of providing safe, reliable and affordable service to our customers, today and tomorrow, while increasing enterprise value for our shareholder:

•	Creating an injury-free workplace and maintaining public safety;

•	Satisfying our customers;

•	Continuous innovation;

•	Building and maintaining reliable, affordable transmission and distribution systems;

•	Protecting and sustaining the environment for future generations;

•	Championing people and culture;

•	Maintaining a commercial culture that increases value for our shareholder; and

•	Achieving productivity improvements and cost-effectiveness.

During the first quarter of 2014, our financial fundamentals remained strong with net income of $240 million and revenues of $1,764 million. We issued $175 million of long-term debt, the proceeds of which were used to fund a portion of our capital expenditures and other corporate requirements. During the first quarter of 2014, we made capital investments totaling $296 million to improve our transmission and distribution systems’ reliability and performance, address our aging power system infrastructure, facilitate new generation, and improve service to our customers. A full discussion of our results of operations, financing activities, and capital investments can be found in the sections “Results of Operations” and “Liquidity and Capital Resources.”

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

OVERVIEW

Our company has three reportable segments:

•	Our Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	Our Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of our telecommunications business.

Our Transmission Business includes the transmission business of our subsidiary Hydro One Networks Inc. (Hydro One Networks), which owns and operates substantially all of Ontario’s electricity transmission system. Our transmission system forms an integrated transmission grid that is monitored, controlled and managed centrally from our Ontario Grid Control Centre. Our system operates over relatively long distances and links major sources of generation to transmission stations and larger area load centres. During the first quarter of 2014, we earned total transmission revenues of $422 million. At March 31, 2014, our Transmission Business assets represented approximately 55% of our total assets.

Our consolidated Distribution Business includes the distribution business of our subsidiary Hydro One Networks, as well as our subsidiaries Hydro One Brampton Networks Inc. (Hydro One Brampton Networks) and Hydro One Remote Communities Inc. (Hydro One Remote Communities). Pending OEB approval and closing of the acquisition transaction, Norfolk Power Inc. (Norfolk Power) will also be included in our Distribution Business segment. Our consolidated distribution system is the largest in Ontario and spans roughly 75% of the province. During the first quarter of 2014, we earned total distribution revenues of $1,327 million. At March 31, 2014, our Distribution Business assets represented approximately 41% of our total assets.

Our Other business segment primarily represents the operations of our subsidiary, Hydro One Telecom Inc. which markets fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements, including a dedicated optical network providing secure, high-capacity connectivity across numerous health care locations in Ontario. During the first quarter of 2014, our Other business segment contributed revenues of $15 million. At March 31, 2014, the assets of our Other business segment represented approximately 4% of our total assets.

RESULTS OF OPERATIONS

As used in this section, references to increases and decreases, whether in terms of amounts or percentages, are made by comparison of the three months ended March 31, 2014 to the three months ended March 31, 2013, respectively.

Three months ended March 31 (millions of Canadian dollars)	2014	2013	$ Change	% Change
Revenues	1,764	1,572	192	12
Purchased power	922	798	124	16
Operation, maintenance and administration	311	233	78	33
Depreciation and amortization	167	161	6	4

	1,400	1,192	208	17
Income before financing charges and provision for payments in lieu of corporate income taxes	364	380	(16)	(4)
Financing charges	90	88	2	2

Income before provision for payments in lieu of corporate income taxes	274	292	(18)	(6)
Provision for payments in lieu of corporate income taxes	34	35	(1)	(3)

Net income	240	257	(17)	(7)

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

Revenues

Three months ended March 31 (millions of Canadian dollars)	2014	2013	$ Change	% Change
Transmission	422	373	49	13
Distribution	1,327	1,184	143	12
Other	15	15	—	—

	1,764	1,572	192	12

Average annual Ontario 60-minute peak demand (MW)[1]	22,111	21,287	824	4

Distribution – units distributed to customers (TWh)[1]	8.7	8.3	0.4	5

[1]	System-related statistics are preliminary.

Electricity demand generally follows normal weather-related variations, and consequently, our energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

Transmission

Transmission revenues primarily consist of our transmission tariff, which is based on the monthly peak electricity demand across our high-voltage network. The tariff is designed to recover revenues necessary to support a transmission system with sufficient capacity to accommodate the maximum expected demand. Demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting excess generation to surrounding markets, ancillary revenues primarily attributable to maintenance services provided to generators, and secondary use of our land rights.

Our transmission revenues were higher by $49 million, or 13%, in the first quarter of 2014, compared to the same period in 2013. On January 9, 2014, the OEB approved new transmission rates effective January 1, 2014, which resulted in higher transmission revenues of $23 million in the first quarter of 2014, compared to the same period in 2013. The average Ontario 60-minute peak demand was 824 MW higher in the first quarter of 2014, resulting in an increase in transmission revenues of $15 million, compared to the same period in 2013. The higher peak demand in the first quarter of 2014 mainly resulted from a colder winter, compared to the same period in 2013. In addition, we experienced higher revenues of $11 million in the first quarter of 2014, associated with the OEB’s approval of export service revenues and full disposition of certain transmission regulatory accounts.

Distribution

Distribution revenues include our distribution tariff and amounts to recover the cost of purchased power used by the customers of our Distribution Business. Accordingly, our distribution revenues are influenced by the amount of electricity we distribute, the cost of purchased power and our distribution tariff rates. Distribution revenues also include minor ancillary distribution service revenues, such as fees related to the joint use of our distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

Our distribution revenues were higher by $143 million, or 12%, in the first quarter of 2014, compared to the same period in 2013. The increase was primarily due to the recovery of higher purchased power costs of $124 million, as described below under “Purchased Power.” In addition, energy consumption was higher by $17 million in the first quarter of 2014, mainly resulting from a colder winter, compared to the same period in 2013. Distribution revenues also increased by $4 million as a result of our placement in service of new smart grid and smart meter investments, which are currently being recovered through a separate rate mechanisms. In December 2013, the OEB approved new distribution rates effective January 1, 2014, which resulted in higher distribution revenues of $2 million in the first quarter of 2014, compared to the same period in 2013. These distribution revenue increases were partially offset by lower ancillary distribution revenues of $4 million, primarily associated with OEB-approved regulatory accounts.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

Purchased Power

Purchased power costs are incurred by our Distribution Business and represent the cost of purchased electricity delivered to customers within our distribution service territory. These costs comprise the wholesale commodity cost of energy, the Independent Electricity System Operator (IESO) wholesale market service charges, and transmission charges levied by the IESO. The commodity cost of energy is based on the OEB’s Regulated Price Plan (RPP), as summarized below:

RPP	Tier Threshold (kWh/month)		Tier Rates (cents/kWh)
Effective Date	Residential	Non-Residential	Lower Tier	Upper Tier
November 1, 2012	1,000	750	7.4	8.7
May 1, 2013	600	750	7.8	9.1
November 1, 2013	1,000	750	8.3	9.7

RPP Time of Use (TOU)	Rates (cents/kWh)
Effective Date	On Peak	Mid Peak	Off Peak
November 1, 2012	11.8	9.9	6.3
May 1, 2013	12.4	10.4	6.7
November 1, 2013	12.9	10.9	7.2

Our purchased power costs of $922 million increased by $124 million, or 16%, in the first quarter of 2014, compared to the same period in 2013. The increase was mainly due to higher demand for electricity that increased our purchased power costs by $47 million, an increase of $29 million in wholesale market service charges levied by the IESO, a $28 million increase resulting from higher purchased power costs for customers who are not eligible for the RPP, a $10 million increase resulting from the impact of changes in the OEB’s RPP rates for residential and other eligible customers, a $7 million increase resulting from the OEB transmission rate decision effective January 1, 2014, and a $3 million increase resulting from the IESO’s Smart Metering Entity charge effective May 1, 2013.

Operation, Maintenance and Administration

Our operation, maintenance and administration costs consist of labour, materials, equipment and purchased services which support the operation and maintenance of the transmission and distribution systems. Also included in these costs are property taxes and payments in lieu thereof related to our transmission and distribution lines, stations and buildings. Our transmission operation, maintenance and administration costs are incurred to sustain our high-voltage transmission stations, lines and rights-of-way. Our distribution operation, maintenance and administration costs are required to maintain our low-voltage distribution system. Our company continues to focus on managing its costs, while continuing to substantially complete our planned work programs for both our Transmission and Distribution Businesses.

Three months ended March 31 (millions of Canadian dollars)	2014	2013	$ Change	% Change
Transmission	115	72	43	60
Distribution	181	147	34	23
Other	15	14	1	7

	311	233	78	33

Transmission

Our transmission operation, maintenance and administration costs increased by $43 million, or 60%, to $115 million in the first quarter of 2014, compared to the same period in 2013, primarily due to a $40 million reduction to our provision for payments in lieu of property taxes in the first quarter of 2013 related to transmission stations for the years 1999 to 2010, inclusive, following the finalization of the related regulations and receipt of a final assessment of our property tax returns. During the first quarter of 2014, we continued to invest in the safe and reliable operation of our transmission system. Our transmission work program costs increased by $7 million in the first quarter of 2014, compared to the same period in 2013, primarily due to increased sustainment expenditures, such as expenditures within our environmental management programs, higher forestry expenditures related to line clearing on our transmission rights-of-way due to unfavourable weather conditions in 2014, and higher transmission site facilities maintenance requirements.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

Distribution

Our distribution operation, maintenance and administration costs increased by $34 million, or 23%, to $181 million in the first quarter of 2014, compared to the same period in 2013. Our work program expenditures increased by $34 million in the first quarter of 2014, compared to the same period in 2013, mainly as a result of higher expenditures related to our customer care programs, increased customer service support and sustainment requirements related to the transition to the new Customer Information System (CIS), increased customer-driven work related to trouble calls due to unfavourable weather conditions in 2014, higher storm expenditures due to carryover work resulting from the December 2013 ice storm, and increased smart meter maintenance requirements. Our expenditures in support of our distribution system in the first quarter of 2014 were consistent with the same period in 2013.

Depreciation and Amortization

Our depreciation and amortization costs increased by $6 million, or 4%, in the first quarter of 2014, compared to the same period in 2013. This increase was attributable to higher property, plant and equipment depreciation expense in the first quarter of 2014, primarily related to our placement of new assets in service consistent with our ongoing capital work program.

Financing Charges

Our financing charges increased by $2 million, or 2%, in the first quarter of 2014, compared to the same period in 2013. Higher financing costs in the first quarter of 2014 were mainly due to an increase in interest expense on long-term debt due to higher average level of debt, partially offset by lower average interest rates.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes (PILs) decreased by $1 million, or 3%, in the first quarter of 2014, compared to the same period in 2013, mainly due to lower level of pre-tax income in the first quarter of 2014. The decrease was partially offset by changes in net temporary differences, such as capital cost allowance in excess of depreciation and amortization and non-refundable tax credits.

Net Income

Our 2014 first quarter net income decreased by $17 million, or 7%, to $240 million, compared to the same period in 2013. The decrease in net income was mainly due to a non-recurring reduction in operation, maintenance and administration costs in the first quarter of 2013, due to a reduction to our provision for payments in lieu of property taxes related to transmission stations for the years 1999 to 2010, as well as increased work program expenditures in the first quarter of 2014, mainly in support of our customer care programs. The increase in operation, maintenance and administration costs was partially offset by higher revenues, primarily due to OEB-approved increased 2014 transmission rates, and increased energy peak demand and consumption in the first quarter of 2014, mainly resulting from an extremely cold winter. Our transmission system is built to accommodate such increases in demand.

SELECTED QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters, from the quarter ended June 30, 2012 through March 31, 2014. This information has been derived from our unaudited interim Consolidated Financial Statements and our audited annual Consolidated Financial Statements which include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict our future performance.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

(millions of Canadian dollars)	2014	2013				2012
Quarter ended	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total revenue	1,764	1,557	1,542	1,403	1,572	1,435	1,466	1,359
Net income	240	160	218	168	257	165	201	169
Net income to common shareholder	236	155	214	163	253	160	197	164

Electricity demand generally follows normal weather-related variations, and consequently, our electricity-related revenues and profit, all other things being equal, would tend to be higher in the first and third quarters than in the second and fourth quarters.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from our operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include our capital expenditures, servicing and repayment of our debt, and dividends.

Summary of Sources and Uses of Cash

Three months ended March 31 (millions of Canadian dollars)	2014	2013
Operating activities Financing	149	161
Financing activities
Long-term debt issued	175	—
Short-term notes payable	—	74
Dividends paid	(199)	(129)
Investing activities
Capital expenditures	(292)	(282)
Other financing and investing activities	(17)	(10)

Net change in cash and cash equivalents	(184)	(186)

Operating Activities

Net cash from operating activities decreased by $12 million to $149 million in the first quarter of 2014, compared to the same period in 2013. The decrease was primarily due to lower net income, changes in accrual balances mainly related to timing of capital projects, and growth in accounts receivable balances resulting from higher revenues due to colder weather, and lower collections, partially offset by changes in regulatory accounts.

Financing Activities

Short-term liquidity is provided through funds from operations, our Commercial Paper Program, under which we are authorized to issue up to $1,000 million in short-term notes with a term to maturity of less than 365 days, our revolving credit facility, and our holding of Province of Ontario Floating-Rate Notes.

Our Commercial Paper Program is supported by our $1,500 million committed revolving credit facility with a syndicate of banks, which matures in June 2018. In addition, our investment in Province of Ontario Floating-Rate Notes of $250 million (with a fair value of $251 million at March 31, 2014) maturing on November 19, 2014 also provides temporary liquidity. The short-term liquidity under this program and anticipated levels of funds from operations should be sufficient to fund our normal operating requirements.

At March 31, 2014, we had $9,220 million in long-term debt outstanding, including the current portion. Our notes and debentures mature between 2014 and 2064. Long-term financing is provided by our access to the debt markets, primarily through our Medium-Term Note (MTN) Program. The maximum authorized principal amount of medium-term notes issuable under this program is $3,000 million. At March 31, 2014, $1,640 million remained available until October 2015.

Cash generated from operations, after payment of expected dividends, will not be sufficient to fund capital expenditures, fund the repayment of our existing indebtedness, and meet other liquidity requirements. We rely on debt financing through our MTN Program and our Commercial Paper Program to repay our existing indebtedness and fund a portion of our capital expenditures.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

The credit ratings assigned to our debt securities by external rating agencies are important to our ability to raise capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets on competitive terms. A material downgrade of our credit ratings would likely increase our cost of funding significantly, and our ability to access funding and capital through the capital markets could be reduced. Our corporate credit ratings from approved rating organizations are as follows:

Rating
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited	R-1 (middle)	A (high)
Moody’s Investors Service Inc.	Prime-1	A1
Standard & Poor’s Rating Services Inc. (S&P)	A-1	A+

We have the customary covenants normally associated with long-term debt. Among other things, our long-term debt covenants limit our permissible debt as a percentage of our total capitalization, limit our ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. The credit agreements related to our credit facilities have no material adverse change clauses that could trigger default. However, the credit agreements require that we provide notice to the lenders of any material adverse change within three business days of the occurrence. The agreements also provide limitations that debt cannot exceed 75% of total capitalization and that third party debt issued by our subsidiaries cannot exceed 10% of the total book value of our assets. We were in compliance with all these covenants and limitations as at March 31, 2014.

During the first quarter of 2014, we issued $175 million of long-term debt under our MTN Program, compared to no new long-term debt issued in the first quarter of 2013. No long-term debt matured or was repaid during the first quarter of 2014 or 2013. We had no short-term notes outstanding at March 31, 2014 or December 31, 2013.

Common dividends are declared at the sole discretion of our Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements, and other relevant factors, such as industry practice and shareholder expectations. Common dividends pertaining to our quarterly financial results are generally declared and paid in the following quarter.

During the first quarter of 2014, we paid dividends to the Province in the amount of $199 million, consisting of $195 million in common dividends and $4 million in preferred dividends. During the first quarter of 2013, we paid dividends to the Province in the amount of $129 million, consisting of $125 million in common dividends and $4 million in preferred dividends.

Our objectives with respect to our capital structure are to maintain effective access to capital on a long-term basis at reasonable rates and to deliver appropriate financial returns to our shareholder.

Investing Activities

Capital investments consist of cash capital expenditures and related accruals. Capital investments primarily relate to enhancing and reinforcing of our transmission and distribution infrastructure.

Three months ended March 31 (millions of Canadian dollars)	2014	2013	$ Change	% Change
Transmission	173	149	24	16
Distribution	123	120	3	3
Other	—	1	(1)	(100)

Total capital investments	296	270	26	10

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

Transmission

Our transmission capital investments increased by $24 million, or 16%, to $173 million in the first quarter of 2014, compared to the same period in 2013, primarily due to sustainment programs consistent with our aging infrastructure. Investments to sustain our existing transmission system were $123 million in the first quarter of 2014, representing an increase of $20 million, compared to the same period in 2013. During the first quarter of 2014, we made significant system and lines investments in order to improve reliability. We continued work on replacing end-of-life underground transmission cables between our Strachan Transmission Station and Riverside Junction, in order to maintain a reliable supply of electricity to downtown Toronto. In addition, we are conducting work at our Lakehead Transmission Station to replace and upgrade a number of transformers and components to improve reliability and network flexibility in the Thunder Bay area. The increases were partially offset by lower expenditures related to the replacement of protection and control equipment.

Investments to expand and reinforce our transmission system were $38 million in the first quarter of 2014, representing a marginal decrease of $2 million, compared to the same period in 2013. We experienced reduced expenditures related to some of our major projects, including the Advanced Distribution System (ADS) Project, the successful completion of transmission upgrades investments in 2013 required to increase the renewable energy that can be incorporated into our transmission system, and upgrades to ensure mandatory transmission system standards are met. These decreases were partially offset by higher expenditures related to various inter-area network projects.

During the first quarter of 2014, we continued to invest in local area supply projects to address growing loads and in inter-area network projects to support the Province’s supply mix objectives for generation. Our local area supply project investments include our Toronto Midtown Transmission Reinforcement Project, which will provide additional supply capability to meet future load growth in midtown Toronto as well as areas to the west, and our Guelph Area Transmission Refurbishment Project to reinforce electricity supply to the Kitchener-Waterloo-Cambridge-Guelph area and minimize the impact of any major transmission outages on area customers. Inter-area network projects include our Lambton to Longwood Transmission Upgrade Project to increase transmission capability between our Lambton (Sarnia) and Longwood (London) transformer stations. This project is needed to satisfy government policy relating to the incorporation of 10,700 MW of non-hydroelectric renewable generation resources by 2021. We have also begun work on our new Clarington Transmission Station Project to install additional auto-transformer capacity in the Oshawa area to address supply reliability issues relating to the eventual closure of the Pickering generating station. Without these investments, residential and industrial consumers would be severely impacted.

Our other transmission capital investments were $12 million in the first quarter of 2014, representing an increase of $6 million, compared to the same period in 2013. The increase was mainly due to the development phase investment in our Network Management System Project, a critical operating tool used for monitoring and control of our transmission system, and to fleet acquisitions.

Distribution

Our distribution capital investments increased by $3 million, or 3%, to $123 million in the first quarter of 2014, compared to the same period in 2013. Capital investments to expand, reinforce and sustain our distribution network were partially offset by a reduction in other distribution investments. Capital investments to expand and reinforce our distribution network were $49 million in the first quarter of 2014, representing an increase of $6 million, compared to the same period in 2013.We continued work on our major projects, including the ADS Project and the Smart Metering Project to tune and collect data for TOU meters. During the first quarter of 2014, our investments also increased due to the timing of customer driven work related to generation connections, and the timing of capital contributions for new customer connections and upgrades. These increases were partially offset by lower lines work related to upgrading and adding capacity to our distribution system.

Capital investments to sustain our distribution system were $58 million in the first quarter of 2014, representing an increase of $7 million, compared to the same period in 2013. The increase was primarily due to increased work within our Station Refurbishment Program, and installation of two pilot Integrated Modular Distribution Stations (iMDS) which will provide a more cost effective solution to certain station refurbishments. In addition, our investments also increased due to higher replacements related to carryover storm restoration work resulting from the December 2013 ice storm. Investments were also impacted by the timing of customer contribution payments received in respect of work for joint use and relocation of our lines.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

Our other distribution capital investments were $16 million in the first quarter of 2014, representing a decrease of $10 million, compared to the same period in 2013. The majority of the decrease was related to the CIS phase of our entity-wide information system replacement and improvement project, which was placed into service in May 2013. The decrease was partially offset by increased fleet acquisitions.

Future Capital Investments

Our capital investments for 2014 are budgeted at approximately $1,600 million. Our 2014 capital budgets for our Transmission and Distribution Businesses are approximately $950 million and $650 million, respectively. Consolidated capital investments are expected to be approximately $1,600 million in each of 2015 and 2016. These investment levels reflect the sustainment requirements of our aging infrastructure. Our sustainment program capital investments are expected to be approximately $900 million in each of 2014, 2015, and 2016. Our development capital investments are expected to be approximately $450 million in 2014, $500 million in 2015, and $500 million in 2016. Our development projects include the inter-area network upgrades that reflect supply mix policies, local area supply improvements, the ADS, new load and generation connections and requirements to enable Distributed Generation (DG), and customer demand work. Other capital investments are expected to be $250 million in 2014, $200 million in 2015, and $200 million in 2016. This includes investments in operating infrastructure integration, information technology (IT), fleet services and facilities, and real estate. Our future capital investments amounts do not include future local distribution companies (LDC) acquisitions.

Transmission

Transmission capital investments are incurred to manage the replacement and refurbishment of our aging transmission infrastructure in order to ensure a continued reliable supply of energy to customers throughout the province. Our sustainment program future capital investments include the replacement of end-of-life air blast circuit breakers and switchgear, high-voltage underground cables, and power transformers. These investments are necessary to ensure that we maintain our current levels of supply to our customers and continue to meet all regulatory, compliance, safety and environmental objectives.

Our future development capital investments include the Clarington Transmission Station Project to install additional auto-transformer capacity in the eastern Greater Toronto Area; the Guelph Area Transmission Refurbishment Project, an upgrade of a transmission line and transmission stations in south-central Guelph; the Lambton to Longwood Transmission Upgrade, a double circuit transmission line project that will enable renewable generation in the west of London area; investments in ADS; requirements to enable DG; the Supply to Essex County Transmission Reinforcement Project, a new transmission line in the Windsor-Essex region; and up to four other transmission station upgrades, which when combined with the new Hearn Switching Station, will collectively enable up to 600 MW of new generation capacity in the Niagara, Toronto and Ottawa areas.

Based on the OEB’s framework for competitive designation for the development of eligible transmission projects, we did not include in our budgeted future capital investments any projects that could meet the definition of expansions. We do not plan to undertake large capital investments without a reasonable expectation of recovering them through our rates.

The actual timing and investments of many development projects are uncertain as they are dependent upon various regulatory approvals, negotiations with customers, neighbouring utilities and other stakeholders, and consultations with First Nations and Métis communities. Projects are also dependent upon the timing and level of generator contributions for enabling facilities.

Distribution

Distribution capital investments include the sustainment of our infrastructure. Our core work will continue to focus on maintaining the performance of our aging distribution asset base through renewal and refurbishment activities. Planned capital investments include the continued replacements of equipment and components that are beyond their expected service life, as well as increased wood pole replacements and distribution station refurbishments. Sustainment capital investments related to the Smart Metering project will decrease through 2016.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

Distribution development capital investments are expected to be relatively stable through 2016, with the exception of capital contributions for capacity improvements at the Orleans Transmission Station in 2015 and the Hanmer Transmission Station in 2016. We will continue to make investments required to connect new load and DG customers, as well as investments to ensure the system is capable of supplying customer needs. During 2014 to 2016, a number of our projects will address local load growth issues. Generation connection investments will decrease as the volume of connections is expected to decrease. The budgeted capital expenditures only reflect projects with Feed-in Tariff (FIT) and Micro FIT Program contracts from the OPA that are expected to connect to our distribution system.

In 2014 and 2015, the ADS Project will continue to pilot various technologies and related capital investments will begin to decrease in 2016. Pilot technologies include improvements to outage response management through more effective resource dispatch, automation to isolate faults where needed, and the dynamic regulation of voltage to reduce losses.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations, as well as other major commercial commitments:

March 31, 2014 (millions of Canadian dollars)	Total	2014[1]	2015/2016	2017/2018	After 2018
Contractual obligations (due by year)
Long-term debt – principal repayments[2]	9,220	750	1,050	1,350	6,070
Long-term debt – interest payments[2]	7,753	339	779	699	5,936
Pension[3]	32	20	12	—	—
Environmental and asset retirement obligations[4]	302	24	63	45	170
Inergi LP (Inergi) outsourcing agreement[5]	116	95	21	—	—
Operating lease commitments	46	8	14	15	9

Total contractual obligations	17,469	1,236	1,939	2,109	12,185

Other commercial commitments (by year of expiry)
Bank line[6]	1,500	—	—	1,500	—
Letters of credit[7]	142	142	—	—	—
Guarantees[7]	326	326	—	—	—

Total other commercial commitments	1,968	468	—	1,500	—

[1]	The amounts disclosed represent the amounts due over the period from April 1, 2014 to December 31, 2014.
[2]	The “long-term debt – principal repayments” amounts are not charged to our results of operations, but are reflected on our Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Interest associated with the long-term debt is recorded in financing charges on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[3]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2014 minimum pension contributions are based on an actuarial valuation effective December 31, 2011. Minimum pension contributions beyond 2014 will be based on an actuarial valuation effective no later than December 31, 2014, and will depend on future investment returns, changes in benefits, or actuarial assumptions. Pension contributions beyond 2014 are not estimable at this time.
[4]	We record a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands. We also record a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of our facilities, as well as the future decommissioning and removal of two of our switching stations. The forecast expenditure pattern reflects our planned work programs for the periods.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

[5]	In 2002, Inergi began providing services to our company, including business processing and IT outsourcing services. The current agreement with Inergi will expire in February 2015. We have begun developing a plan of action for end-of-term and issued a request for proposal on November 7, 2013. Based on the September 2013 Shareholder Resolution, the new agreement regarding these outsourcing services will be subject to the Shareholder Resolution whereby the Province requires us to contract only with parties who are employed and physically located in Ontario when providing services to our company. The amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.5% to 3.0%. Payments in respect of our agreement with Inergi are recorded in operation, maintenance and administration costs on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[6]	In support of our liquidity requirements, we have a $1,500 million revolving standby credit facility with a syndicate of banks that matures in June 2018.
[7]	We currently have outstanding bank letters of credit of $127 million relating to retirement compensation arrangements. We provide prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At March 31, 2014, we have provided letters of credit to the IESO in the amount of $14 million to meet our current prudential requirement. In addition, we have $1 million pertaining to operating letters of credit. We have also provided prudential support to the IESO on behalf of our subsidiaries as required by the IESO’s Market Rules, using parental guarantees of up to a maximum of $325 million, and on behalf of two distributors using guarantees of up to $1 million.

RELATED PARTY TRANSACTIONS

We are owned by the Province. The Ontario Electricity Financial Corporation (OEFC), IESO, OPA, Ontario Power Generation Inc. (OPG), and the OEB are related parties to our company because they are controlled or significantly influenced by the Province. The following is a summary of our related party transactions during the first quarter of 2014.

The Province

•	During the first quarter of 2014, we paid dividends to the Province totalling $199 million, compared to $129 million paid in the same period in 2013.

•	At March 31, 2014, our company held $250 million of Province of Ontario Floating-Rate Notes, with a fair market value of $251 million. This investment was purchased in January 2010 and matures on November 19, 2014.

OEFC

•	During the first quarter of 2014, we made payments in lieu of corporate income taxes to the OEFC totalling $22 million, compared to payments of $45 million made in the same period in 2013.

•	During the first quarter of 2014, our company paid a $5 million annual fee to the OEFC, compared to $5 million paid in the same period in 2013, for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

•	During the first quarter of 2014, we purchased power in the amount of $5 million from power contracts administered by the OEFC, compared to $2 million purchased in the same period in 2013.

IESO

•	During the first quarter of 2014, we purchased power in the amount of $775 million from the IESO-administered electricity market, compared to $706 million purchased in the same period in 2013.

•	We receive revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Our transmission revenues for the first quarter of 2014 include $408 million related to these services, compared to $368 million in the same period in 2013.

•	We receive amounts for rural rate protection from the IESO. Our distribution revenues for the first quarter of 2014 include $32 million related to this program, compared to $32 million in the same period in 2013.

•	We receive revenues related to the supply of electricity to remote northern communities from the IESO. Our distribution revenues for the first quarter of 2014 include $8 million related to these services, compared to $7 million in the same period in 2013.

OPG

•	During the first quarter of 2014, we purchased power in the amount of $14 million from the OPG, compared to $5 million purchased in the same period in 2013.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

•	Our company has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. Our other revenues for the first quarter of 2014 include $3 million related to these service level agreements, compared to $2 million in the same period in 2013. Our operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million in the first quarter of 2014, compared to $1 million in the same period in 2013.

OPA

•	The OPA funds substantially all of our conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the first quarter of 2014, we received $7 million from the OPA related to these programs, compared to $7 million received in the same period in 2013.

OEB

•	Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the first quarter of 2014, we incurred $3 million in OEB fees, compared to $3 million incurred in the same period in 2013.

At March 31, 2014, the amounts due from and to related parties as a result of the transactions referred to above were $207 million and $184 million, respectively, compared to $197 million and $230 million at December 31, 2013, respectively. At March 31, 2014, included in due to related parties were amounts owing to the IESO in respect of power purchases of $169 million, compared to $217 million at December 31, 2013.

CONSIDERATIONS OF CURRENT ECONOMIC CONDITIONS

Pension Plan

During the first three months of 2014, we contributed approximately $140 million to our pension plan, compared to contributions of approximately $160 million made during the same period in 2013. We also incurred $40 million in net periodic pension benefit costs, based on an actuarial valuation effective December 31, 2011. Actuarial valuations are minimally required to be filed every three years. We currently estimate our total annual pension contributions to be approximately $160 million for 2014, based on the projected level of pensionable earnings and the same actuarial valuation effective December 31, 2011. Future minimum contributions beyond 2014 will be based on an actuarial valuation effective no later than December 31, 2014. Our pension plan experienced positive returns of approximately 4.36% in the three months ended March 31, 2014.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been documented and tested for adequacy and effectiveness, and continue to be refined over all business processes, with emphasis on the newly implemented CIS module of SAP.

In compliance with the requirements of National Instrument 52-109, our Certifying Officers have reviewed and certified the unaudited interim Consolidated Financial Statements for the period ended March 31, 2014, together with other financial information included in our quarterly securities filings. Our Certifying Officers have also certified that disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have also certified that internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the unaudited interim Consolidated Financial Statements. There have been no changes in our internal controls over financial reporting during the first quarter of 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

RECENT DEVELOPMENTS

Electricity Rates

Hydro One Brampton Networks

On April 23, 2014, Hydro One Brampton Networks filed a cost-of-service application with the OEB for 2015 distribution rates, to be effective January 1, 2015, seeking the approval of revenue requirement of approximately $74 million for 2015. In its application, Hydro One Brampton Networks also requested OEB approval for retail transmission service rates and the approval of rate riders to dispose of certain deferral and variance accounts. If the application is approved as filed, the resulting change to the distribution portion of the average customer bill will be an increase of approximately 5.6% in 2015, for a typical residential customer consuming 800 kWh per month. When considering total bill impact, the resulting change will be an increase of approximately 1.8% in 2015.

Hydro One Remote Communities

In October 2013, Hydro One Remote Communities filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2014 distribution, seeking approval for a rate increase of approximately 0.48%. On March 13, 2014, the OEB approved an increase of approximately 1.7% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2014. The final rate increase was adjusted by the OEB’s updated rate adjustment parameters and Hydro One Remote Communities’ IRM stretch factor.

Major Projects

Supply to Essex County Transmission Reinforcement Project

On January 22, 2014, Hydro One Networks submitted a Leave to Construct application to the OEB under Section 92 of the OEB Act to construct a new 13-kilometre 230 kV double circuit transmission line in the Windsor-Essex region. The new transmission line will connect to a proposed transmission station in the Municipality of Leamington and an existing 230 kV transmission line in the Town of Lakeshore. The new transmission line and transmission station will address future growth in electricity demand and anticipated expansion in the local agricultural sector. They would also improve the reliability of electricity supply in the broader Windsor-Essex region.

Industry Developments

Environment Canada Regulations

In June 2013, Environment Canada issued Canada Gazette I, which included proposed amendments to the existing PCB regulations, including the extension of the end-of-use deadline beyond 2014 for equipment containing certain concentrations of PCBs. In April 2014, amendments to the PCB regulations were enacted and published in Canada Gazette II, with an effective date of January 1, 2015. The amendments will, among other things, extend the end-of-use deadline for our company’s PCBs in concentrations of 500 parts per million or more from December 31, 2014 to December 31, 2025. An environmental liability is recorded based on regulations as currently enacted, and as such, our environmental liability as at March 31, 2014 is based on the current compliance date of December 31, 2014. We will assess the impact of the PCB regulations amendments on our environmental liabilities and will make the necessary adjustments to our estimated environmental liability balances during the remainder of 2014.

New 2015-2020 Conservation and Demand Management Framework

On March 31, 2014, the Minister of Energy issued a Directive to the OPA, directing the OPA to coordinate, support and fund the delivery of Conservation and Demand Management (CDM) programs through electricity distributors to achieve a total of 7 TWh of reductions in electricity consumption in the period 2015 to 2020. The funding source will be the global adjustment mechanism. The OPA will develop an allocation methodology to allocate the 7 TWh of reductions in electricity consumption among distributors. The OPA will also encourage distributors to aggregate CDM targets with neighbouring distributors to develop 21 regional CDM targets, and to work cooperatively to develop regional CDM plans. As a result, consumers in Ontario could see a 7 TWh reduction in electricity consumption from 2015 to 2020 as these programs are phased in by their LDCs, including Hydro One.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

On March 26, 2014, the Minister of Energy issued a Directive to the OEB, directing the OEB to amend the licences of electricity distributors regarding CDM activities for the period 2015 to 2020, to establish CDM requirement guidelines for electricity distributors, and to develop a Demand Side Management (DSM) policy framework for natural gas distributors for the same period. The coordination and integration of CDM and DSM activities is aimed to achieve efficiencies and convenient integrated programs for electricity and natural gas customers.

Performance Measurement and Continuous Improvement

On March 5, 2014, the OEB issued its Report of the Board on Performance Measurement for Electricity Distributors: A Scorecard Approach (Report) under its Renewed Regulatory Framework. The Report sets out the OEB’s policies on the measures that will be used by the OEB to assess a distributor’s effectiveness and improvement in achieving customer focus, operational effectiveness, public policy responsiveness, and financial performance to the benefit of existing and future customers, as well as the form and implementation of a performance monitoring tool – a Scorecard. The Scorecard is designed to track and show an individual distributor’s performance gains over a period of time and at a point in time. Most of the measures included on the Scorecard leverage measures and reporting requirements that are already in place. Five new measures are also included to underscore the OEB’s renewed focus on value to customers and effective planning and asset management. These new measures are: First Contact Resolution; Billing Accuracy; Customer Satisfaction Survey Results; Public Safety; and Distribution System Plan Implementation Progress. Public reporting of the Scorecards will commence in 2014.

On March 7, 2014, the OEB issued amendments to its Reporting and Record Keeping Requirements (RRR). In addition to the Scorecard changes, the amended RRR requires the reporting of: capital additions and capital expenditures; the details on customers whose distribution revenues exceed certain revenue levels; when material loss of load is incurred or expected; and revised reporting on capital.

Regional Plans

In August 2013, the OEB amended the Transmission System Code and Distribution System Code to implement a more formal and structured approach to regional planning in Ontario. The new regional planning approach consists of two main processes: the Regional Infrastructure Planning (RIP) to be led by transmitters, and the Integrated Regional Resource Planning (IRRP) to be led by the OPA. The RIP process focuses mainly on wires planning, both transmission and distribution, and the IRRP process focuses on resources planning (e.g. generation, conservation and demand management) and the integration of resources with the wires planning. The development of regional plans will involve close coordination of the two processes and active participation by the OPA, transmitters, distributors and other applicable agencies such as the IESO.

The regional plans are intended to support investments brought forward in transmitter and distributor rate submissions and transmitter Leave to Construct applications. Regional plans are to be reviewed or developed at least every 5 years. The OEB expects the first cycle of regional plans for all regions in Ontario to be completed in the next 3 to 4 years. For regional planning purposes, the province has been subdivided into 21 regions. Hydro One is the lead transmitter responsible for the RIP process for 19 of the 21 regions. Planning activities are underway and the regional plans are expected to be completed between 2015 and 2017.

Advisory Council on Government Assets

On April 11, 2014, the Province announced the appointment of an advisory council on government assets (Council) to recommend ways to improve the efficiency and optimize the full value of Hydro One, OPG, and the Liquor Control Board of Ontario (LCBO). The announcement stated that, as part of its review, the Council will consider various options to generate better returns and revenues to maximize the value of our company, OPG and LCBO to the Province, including such measures as efficient governance, growth strategies, corporate reorganization, mergers, acquisitions, and public-private partnerships. The announcement also stated that the Council will give preference to owning rather than selling core assets. Our company welcomes the work of the Council and will fully participate in the process.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

Other

Changes to our Board of Directors

On March 7, 2014, our shareholder, the Minister of Energy, on behalf of the Government of Ontario, announced that Sandra Pupatello would be appointed Chair of our Board of Directors, effective April 1, 2014, and on April 1, 2014, the shareholder formally elected Ms. Pupatello as our new Chair. Ms. Pupatello is the Director of Business Development and Global Markets at PricewaterhouseCoopers Canada. She is also the Chief Executive Officer of the WindsorEssex Economic Development Corporation. Ms. Pupatello has been a member of our Board of Directors since November 2013.

On April 11, 2014, the following new members were added to our Board of Directors: William Limbrick, Tom Moss, and John Wiersma. William Limbrick was the Vice President of Information and Technology Services, Chief Information Officer of the IESO, and a Principal Consultant within the utilities practice of PricewaterhouseCoopers and Sun Life Assurance in the United Kingdom. Tom Moss is the former President and Chief Operating Officer of Telecom Ottawa, and has held strategic policy positions in the federal government at Treasury Board and Industry Canada. John Wiersma P. Eng. is a former director of the Electrical Safety Authority (Ontario) and IESO Board of Directors, and a former member of the Board of the Electrical and Utilities Safety Association and the Canadian Energy Efficiency Alliance.

On April 25, 2014, the following new members were added to our Board of Directors: Sally Daub, Maureen Sabia, and Carole Workman. Sally Daub is the President and Chief Executive Officer of ViXS Systems, a former chair of the Small Business Agency of Ontario, and a former board member of the Information Technology Association of Canada and the Global Semiconductor Association. Maureen Sabia is the Chair of the Board of Canadian Tire Corporation Limited, and has an extensive background with organizations at the provincial and federal levels. She has been named one of Canada’s Most Powerful Women and is also an officer of the Order of Canada. Carole Workman is a member of the Board of Allstate Insurance of Canada (Toronto). She also served on the Board of the Ottawa Hospital and its affiliates since 2007, and is a former member of the Board of Hydro Ottawa Holding Inc.

On April 1, 2014, James Arnett resigned from our Board of Directors. Mr. Arnett has been a member and Chair of our Board of Directors since March 2008. The Board of Directors terms for Michael Mueller, Walter Murray, Robert Pace, and Douglas Speers expired on April 11, 2014.

SELECTED FINANCIAL HIGHLIGHTS AND RATIOS

Three months ended March 31 (millions of Canadian dollars, except earnings per share and ratios)	2014	2013
Net income	240	257
Net cash from operating activities	149	161
Capital investments	296	270
Earnings per common share	2,357	2,525
Earnings coverage ratio[1]	2.93	2.96
Net assets coverage on long-term debt ratio[2]	1.81	1.82
Total debt to capitalization ratio[3]	55%	55%

[1]	The earnings coverage ratio has been presented for the twelve months ended March 31, 2014 and March 31, 2013, and has been calculated as the sum of net income, provision for PILs and financing charges divided by the sum of financing charges, capitalized interest and cumulative preferred dividends.
[2]	The net asset coverage on long-term debt ratio has been presented as at March 31, 2014 and December 31, 2013, and has been calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion).
[3]	Total debt to capitalization ratio has been presented as at March 31, 2014 and December 31, 2013, and has been calculated as total long-term debt divided by total long-term debt plus total shareholder’s equity and preferred shares.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits, and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU did not have a significant impact on our interim Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements about CDM; statements about our strategy, including our strategic objectives; statements regarding the new regional planning process; statements regarding our liquidity and capital resources and operational requirements; statements about our revolving credit facility; statements regarding our financing activities, including expectations related to our credit ratings; statements regarding our maturing debt; statements regarding our ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives (including productivity savings, process improvements, and customer satisfaction/impact) and their completion dates; expectations regarding the recoverability of large capital investments; statements regarding expected future capital and development investments, the timing of these expenditures and our investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB, including statements about the Report and Scorecard; statements regarding future pension contributions, our pension plan and actuarial valuation; statements about our outsourcing arrangement with Inergi and such future outsourcing arrangements; expectations regarding costs of compliance with environmental regulations; statements related to the Council; and statements related to our acquisition of Norfolk Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding rate and other applications; no delays in obtaining the required approvals; no unforeseen changes in rate orders or rate structures for our distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; the PCB regulations in effect as of March 31, 2014; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While we do not know what impact any of these differences may have, our business, results of operations, financial condition and our credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	the risk that unexpected capital investments may be needed to support renewable generation or resolve unforeseen technical issues;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the impact of the LTEP on our company and the costs and expenses arising therefrom;

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2014 and 2013

•	the risk that future environmental expenditures are not recoverable in future electricity rates;

•	the risk that the presence of release of hazardous or harmful substances could lead to claims by third parties and/or governmental orders;

•	the risk that assumptions that form the basis of our recorded environmental liabilities and related regulatory assets may change;

•	the risks associated with information system security, with maintaining a complex IT system infrastructure, and with transitioning most of our financial and business processes to an integrated business and financial reporting system;

•	public opposition to and delays or denials of the requisite approvals and accommodations for our planned projects;

•	the risks associated with being controlled by the Province including the possibility that the Province may make declarations pursuant to the memorandum of agreement, as well as potential conflicts of interest that may arise between us, the Province and related parties;

•	the risks associated with being subject to extensive regulation including risks associated with OEB action or inaction, including regulatory decisions regarding our revenue requirements, cost recovery, rates, acquisitions and divestitures;

•	unanticipated changes in electricity demand or in our costs;

•	the risk that we are not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital investments and other obligations;

•	the risks associated with the execution of our capital and operation, maintenance and administration programs necessary to maintain the performance of our aging asset base;

•	the risk to our facilities posed by severe weather conditions, natural disasters or catastrophic events and our limited insurance coverage for losses resulting from these events;

•	future interest rates, future investment returns, inflation, changes in benefits and changes in actuarial assumptions;

•	the risks of counterparty default on our outstanding derivative contracts;

•	the risks associated with current economic uncertainty and financial market volatility;

•	the risk that our long-term credit rating would deteriorate;

•	the risk that we may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the potential that we may incur significant expenses to replace some or all of the functions currently outsourced if our agreement with Inergi is terminated or expires before a new service provider is selected; and

•	the impact of the ownership by the Province of lands underlying our transmission system.

We caution the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section Risk Management and Risk Factors in the 2013 MD&A. You should review this section in detail.

In addition, we caution the reader that information provided in this MD&A regarding our outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of our future plans and may not be appropriate for other purposes.

Additional information about the Company, including the Company’s Annual Information Form for the year ended December 31, 2013, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s website at www.sec.gov.